Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

We consent to the reference to our firm under the caption “Experts” and to the incorporation by reference in the joint proxy statement/prospectus of AmSurg Corp. and Envision Healthcare Holdings, Inc. that is made a part of Amendment No. 1 to the Registration Statement (Form S-4 No. 333-212885) of New Amethyst Corp. for the registration of shares of its common stock of our reports dated February 29, 2016, with respect to the consolidated financial statements and schedule of Envision Healthcare Holdings, Inc., and the effectiveness of internal control over financial reporting of Envision Healthcare Holdings, Inc. included in its Annual Report (Form 10-K) for the year ended December 31, 2015, filed with the Securities and Exchange Commission.

/s/ Ernst & Young LLP

Denver, Colorado

September 14, 2016